Exhibit 99.1

GOLD STANDARD BEGINS 2019 STEPOUT AND INFILL DRILLING AT
THE DARK STAR OXIDE GOLD DEPOSIT

Three Reverse Circulation Rigs Active At Dark Star

January 22, 2019 – Vancouver, B.C. – Gold Standard Ventures Corp. (TSX: GSV; NYSE AMERICAN: GSV) (“Gold Standard” or the “Company”) today announced the continuation of step-out and infill drilling at the Dark Star oxide gold deposit on its 100%-owned/controlled Railroad-Pinion Project in Nevada’s Carlin Trend. The current program consists of approximately 9,150m of drilling in 67 reverse-circulation (“RC”) holes, and is a continuation of the expanded development program announced on September 20, 2018 (see news release). Three RC rigs are on site assessing targets in the northern portion of the deposit where mineralization is open to the north, west and at depth; and shallow oxide targets in the southern portion of the deposit that remain open to the southeast.

The Company also released results from three Dark Star core holes drilled in 2018. DC18-24 intersected 35.7m of 0.60 g Au/t and is 100m northwest of DC18-18. With this press release, ten drill holes remain to be reported from the 2018 Dark Star drill program. Seven of the ten holes are stepout and infill holes in the northern portion of Dark Star.

Jonathan Awde, CEO and Director of Gold Standard commented: “We are excited to get back to work on our lead Dark Star deposit which we expect to continue growing in 2019. We are also evaluating the results of our 2018 program prior to setting drill priorities for the rest of this year. Our preliminary assessment is that we have discovered several new high potential targets that will make for another exciting year of exploration on our Railroad-Pinion Project.”

Key Highlights from Dark Star:

  Currently 3 RC rigs are active on-site testing the following targets: 1) in the northern portion of Dark Star, potential continued expansion to the north, west and at depth of the current Dark Star resource. Drilling will offset 2018 drill holes DR18-99 (56.4m of 2.94 g Au/t, including 16.8m of 8.67 g Au/t, and DR18-109 (33.5m of 2.33 g Au/t, including 15.2m of 4.24 g Au/t) (see August 24, 2018 and November 15, 2018 news releases; and 2) in the southern portion of Dark Star, a new shallow oxide target that remains open to the south and southeast.

  In the southern portion of Dark Star, core hole DC18-24 intersected 35.7m of 0.60 g Au/t, including 10.5m of 1.28 g Au/t. Oxide mineralization begins at the current topographic surface and is open to the south. DC18-24, continues to expand the near surface mineralization found in previously released DC18-18 (September 24, 2018 returning 15.2m of 0.38 g Au/t) and DC18-23 (November 15, 2018 yielding 45.1m of 1.16 g Au/t). Collectively, these new holes are coincident with a previously undrilled surface rock chip anomaly south of the known deposit.

  DC18-10, and DC18-12 were geotechnical core holes drilled away from the resource into the proposed west and east highwalls, to confirm geotechnical slope parameters in the proposed open pit highwall. Gold mineralization was not expected in these drill holes. Nonetheless, DC18-10 intersected 29.6m of 0.26 g Au/t of oxide mineralization and ended at 198.1m in 1.08 g Au/t.

Dark Star drill results are as follows:
Drill Hole	Method	Azimuth	Incl.	TD (m)	Intercept (m)	Thickness (m)	Grade (g Au/t)
DC18-10	Core	290	-65	198.1	159.4-162.5	3.1	0.37
					168.6-198.2	29.6	0.26
DC18-12	Core	205	-65	232.9	95.1-111.9	16.8	0.50
DC18-24	Core		-90	76.2	0-35.7	35.7	0.60
				Including	18.9-29.4	10.5	1.28

Gold intervals reported in this table were calculated using a 0.14 g Au/t cutoff for oxide mineralization and a 1.0 g Au/t cutoff for reduced mineralization. Weighted averaging has been used to calculate all reported intervals. True widths are estimated at 70-90% of drilled thicknesses.

Don Harris, Gold Standard’s Senior Development Geologist commented: “This is one of the earliest drill startups for Gold Standard Ventures on the Railroad-Pinion Project and demonstrates the Company’s continued commitment to move this project forward towards permitting and future potential production. The priority of this drill campaign is to focus on the expansion of the Dark Star resource where it currently remains open and to reducing drill spacing to measured and indicated for inclusion in economic analysis and studies.”

Sampling Methodology, Chain of Custody, Quality Control and Quality Assurance
All sampling was conducted under the supervision of the Company’s project geologists and the chain of custody from the project to the sample preparation facility was continuously monitored. A blank, certified reference material, or rig duplicate was inserted approximately every tenth sample. The samples were delivered to Bureau Veritas Mineral Laboratories preparation facility in Elko, NV where they were crushed and pulverized. Resulting sample pulps were shipped to Bureau Veritas certified laboratory in Sparks, NV or Vancouver, BC. Pulps were digested and analyzed for gold using fire assay fusion and an atomic absorption spectroscopy (AAS) finish on a 30-gram split. Over limit gold assays were determined using a fire assay fusion with a gravimetric finish on a 30-gram split. All other elements were determined by ICP analysis. Data verification of the analytical results included a statistical analysis of the standards and blanks that must pass certain parameters for acceptance to insure accurate and verifiable results.

Drill hole deviation was measured by gyroscopic down hole surveys that were completed on all holes by International Directional Services of Elko, NV. Final drill collar locations are surveyed by differential GPS by Apex Surveying, LLC of Spring Creek, Nevada.

The scientific and technical content contained in this news release have been reviewed, verified and approved by Steven R. Koehler, Gold Standard’s Manager of Projects, BSc. Geology and CPG-10216, a Qualified Person as defined by NI 43-101, Standards of Disclosure for Mineral Projects.

ABOUT GOLD STANDARD VENTURES – Gold Standard is an advanced stage gold exploration company focused on district scale discoveries on its Railroad-Pinion Project, located within the prolific Carlin Trend. The 2014 Pinion and Dark Star gold deposit acquisitions offer Gold Standard a potential near-term development option and further consolidates the Company’s premier land package on the Carlin Trend. The Pinion deposit has a resource estimate prepared in accordance with NI 43-101 consisting of an Indicated Mineral Resource of 31.61 million tonnes grading 0.62 g/t Au, totaling 630,300 ounces of gold and an Inferred Resource of 61.08 million tonnes grading 0.55 g/t Au, totaling 1,081,300 ounces of gold, using a cut-off grade of 0.14 g/t Au. The Dark Star deposit, 2.1 km to the east of Pinion, has a resource estimate prepared in accordance with NI 43-101 consisting of an Indicated Mineral Resource of 15.38 million tonnes grading 0.54 g/t Au, totaling 265,100 ounces of gold and an Inferred Resource of 17.05 million tonnes grading 1.31 g/t Au, totaling 715,800 ounces of gold, using a cut-off grade of 0.2 g Au/t. The North Bullion deposit, 7 km to the north of Pinion, has a resource estimate prepared in accordance with NI 43-101 consisting of an Indicated Mineral Resource of 2.92 million tonnes grading 0.96 g/t Au, totaling 90,100 ounces of gold and an Inferred Resource of 10.97 million tonnes grading 2.28 g/t Au, totaling 805,800 ounces of gold, using a cut-off grade of 0.14 g Au/t for near surface oxide and 1.25 to 2.25 g Au/t for near surface sulfide and underground sulfide respectively.

Neither the TSX nor its regulation services provider nor the NYSE AMERICAN Exchange accepts responsibility for the adequacy or accuracy of this news release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements, which relate to future events or future performance and reflect management’s current expectations and assumptions. Such forward-looking statements reflect management’s current beliefs and are based on assumptions made by and information currently available to the Company. All statements, other than statements of historical fact, included herein including, without limitation, statements about future studies and our potential near term development option are forward looking statements. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Risk factors affecting the Company include, among others: the results from our exploration programs, global financial conditions and volatility of capital markets, uncertainty regarding the availability of additional capital, fluctuations in commodity prices; title matters; and the additional risks identified in our filings with Canadian securities regulators on SEDAR in Canada (available at www.sedar.com) and with the SEC on EDGAR (available at www.sec.gov/edgar.shtml). These forward-looking statements are made as of the date hereof and, except as required under applicable securities legislation, the Company does not assume any obligation to update or revise them to reflect new events or circumstances.

CAUTIONARY NOTE FOR U.S. INVESTORS REGARDING RESERVE AND RESOURCE ESTIMATES

All resource estimates reported by the Company were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission for descriptions of mineral properties in SEC Industry Guide 7 under Regulation S-K of the U. S. Securities Act of 1933. In particular, under U. S. standards, mineral resources may not be classified as a “reserve” unless the determination has been made that mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Accordingly, information in this press release containing descriptions of the Company’s mineral properties may not be comparable to similar information made public by US public reporting companies.

On behalf of the Board of Directors of Gold Standard,

“Jonathan Awde”

Jonathan Awde, President and Director

FOR FURTHER INFORMATION PLEASE CONTACT:
Jonathan Awde
President
Tel: 604-669-5702

Email: info@goldstandardv.com
Website: www.goldstandardv.com